Exhibit 99.4

B.O.S. Better Online Solutions Reports Financial Results for the Third Quarter of 2015

2nd Consecutive Quarter with a GAAP Net Profit

RISHON LEZION, Israel, November 30, 2015 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, today reported its financial results for the third quarter of 2015.

On a GAAP basis, the net profit for the third quarter of 2015 and for the first nine months of 2015 was $115,000 and $120,000, respectively compared to a net profit of $8,000 and a net loss of $60,000 in the comparable periods last year.

On a non GAAP basis, the net profit for the third quarter of 2015 and for the first nine months of 2015 was $150,000 and $266,000, respectively compared to a net profit of $105,000 and $236,000 in the comparable periods last year.

Revenues for the first nine months of 2015 amounted to $18.2 million, as compared to revenues of $20.9 million in the comparable period of last year. However, lower operational and financial expenses turned a net loss of $60,000 in the first nine months of 2014 into a net profit of $120,000 in the first nine months of 2015.

Avidan Zelicovski, BOS' President, stated: "We are encouraged by a second consecutive quarter with net profit, and I am confident that we will meet our target for net profit in year 2015."

Eyal Cohen, BOS' CFO, stated: "Our financial position as of the end of September 2015 has improved as compared to the end of December 2014. Loans, net of cash and deposits, reduced from $3.1 million on December 31, 2014 to $2.4 million on September 30, 2015; working capital increased to $1.3 million on September 30, 2015 from $634,000 on December 31, 2014, and shareholders equity amounted to $6 million."

Yuval Viner, BOS' CEO, stated: "BOS is now well positioned to explore growth opportunities. Today we announced the signing of the definitive agreement for the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. We are now working extensively towards consummation of the transaction, which is expected in January 2016."

BOS will host a conference call on Tuesday, December 1, 2015 at 10a.m. EST - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS
B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:
Eyal Cohen
CFO
+972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness and the risk that the iDnext acquisition may not be consummated; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

2

CONSOLIDATED STATEMENTS OF OPERATIONS

 U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenues	$18,223	$20,923	$6,295	$6,791
Cost of revenues	14,617	16,881	5,049	5,436
Gross profit	3,606	4,042	1,246	1,355

Operating costs and expenses:
Sales and marketing	2,053	2,329	683	727
General and administrative	1,134	1,350	371	464
Total operating costs and expenses	3,187	3,679	1,054	1,191

Operating profit	419	363	192	164
Financial expenses and others, net	(290)	(383)	(69)	(123)
Other expenses, net	-	(1)	-	-
Profit or (loss) before taxes on income	129	(21)	123	41
Taxes on income	9	39	8	33
Net Profit or (loss)	$120	$(60)	$115	$8

Basic and diluted net profit (loss) per share	$0.06	$(0.04)	$0.06	$0.01

Weighted average number of shares used in computing basic and diluted net profit (loss) per share	1,929	1,368	2,080	1,492

3

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except per share amounts)

	September 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,270	$1,522
Restricted bank deposits	322	216
Trade receivables	6,234	6,144
Other accounts receivable and prepaid expenses	609	490
Inventories	2,921	2,843

Total current assets	11,356	11,215

LONG-TERM ASSETS:
Restricted Bank deposit	257	263
Other assets	40	35

Total long-term assets	297	298

PROPERTY, PLANT AND EQUIPMENT, NET	508	556

OTHER INTANGIBLE ASSETS, NET	23	70

GOODWILL	4,122	4,122

	$16,306	$16,261

4

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands, except share and per share data

	September 30, 2015	December 31, 2014
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$3,973	$4,297
Current maturities of long term loans	296	570
Trade payables	4,461	4,468
Employees and payroll accruals	361	389
Deferred revenues	738	621
Accrued expenses and other liabilities	234	236

Total current liabilities	10,063	10,581

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	19	190
Accrued severance pay	134	127
Deferred capital gain	47	66

Total long-term liabilities	200	383

SHAREHOLDERS' EQUITY	6,043	5,297

Total liabilities and shareholders' equity	$16,306	$16,261

5

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,
	2015				2014
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$6,295	$-		$6,295	$6,791
Gross profit	1,246			1,246	1,355

Operating costs and expenses:
Sales and marketing	683	(16	)a	667	701
General and administrative	371	(19	)b	352	393
Total operating costs and expenses	1,054	(35)		1,019	1,094

Operating profit	192	35		227	261
Financial expenses and others, net	(69)	-		(69)	(123)
Income before taxes on income	123	35		158	138
Taxes on income	8	-		8	33
Net Income	$115	$35		$150	$105

	Nine months ended September 30,
	2015				2014
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$18,223	$-		$18,223	$20,923
Gross profit	3,606			3,606	4,042

Operating costs and expenses:
Sales and marketing	2,053	(48	)a	2,005	2,250
General and administrative	1,134	(98	)b	1,036	1,133
Total operating costs and expenses	3,187	(146)		3,041	3,383

Operating profit	419	146		565	659
Financial expenses and others, net	(290)	-		(290)	(383)
Other expenses, net	-	-		-	(1)
Income before taxes on income	129	146		275	275
Taxes on income	9	-		9	39
Net Income	$120	$146		$266	$236

Notes to the reconciliation:

a - Amortization of intangible assets.

b - Stock based compensation.

6

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Operating Profit	$419	$363	$192	$164
Add:
Amortization of intangible assets	48	79	16	26
Stock based compensation	98	217	19	71
Depreciation	106	129	36	38
EBITDA	$671	$788	$263	$299

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2015				Three months ended September 30, 2015

Revenues	$6,513	$11,716	$(6)	$18,223	$2,251	$4,045	$(1)	$6,295

Gross profit	$1,775	$1,831	$-	$3,606	$649	$597	$-	$1,246

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2014				Three months ended September 30, 2014

Revenues	$8,380	$12,570	$(27)	$20,923	$2,870	$3,930	$(9)	$6,791

Gross profit	$2,200	$1,842	$-	$4,042	$758	$597	$-	$1,355

7